057 Putnam Europe Equity Fund attachment
12/31/08 Semi

Because the electronic format for filing Form NSAR does not provide adequate space for responding to certain items correctly, the correct answers are as follows:



74U1 (000s omitted)

Class A		12,477
Class B		1,013
Class C		174

74U2 (000s omitted)

Class M		275
Class R		5
Class Y		628

74V1

Class A		14.29
Class B		13.74
Class C		14.08

74V2

Class M		14.17
Class R		14.17
Class Y		14.34

Item 61
Additional Information About Minimum Required Investment

Shareholders can open a fund account with as little as $500 and make subsequent investments in any amount. The minimum investment is waived if you make regular investments weekly, semi monthly, or monthly through automatic deductions through your bank checking or savings account. Currently, Putnam is waiving the minimum, but reserves the right to reject initial investments under the minimum.

Item 85B
Additional Information About Errors and Omissions Policy

While no claims with respect to the Registrant/Series were filed under such policy during the period, requests under such policy for reimbursement of legal expenses and costs arising out of claims of market timing activity in the Putnam Funds have been submitted by the investment manager of the Registrant/Series.

74K


On September 26, 2008, the fund entered into an Agreement with another registered investment company (the Purchaser) managed by Putnam
Management. Under the Agreement, the fund sold to the Purchaser the funds right to receive, in the aggregate, $84,811 in net payments from Lehman Brothers
Special Financing, Inc. in connection with certain terminated derivatives transactions (the Receivable), in exchange for an initial payment plus (or minus) additional amounts based on the applicable Purchasers ultimate realized gain (or loss) on the Receivable. The Receivable will be offset against the funds net receivable from Lehman Brothers Special Financing, Inc. which is included in the Statement of assets and liabilites within the Receivable and Payable for closed forward currency contracts. The Agreement, which is included in the Statement of assets and liabilities, is valued at fair value following procedures approved by the Trustees.
All remaining payments under the Agreement will be recorded as realized gain or loss.